Exhibit 14.1

Uniasselvi Code Of Conduct

UNIASSELVI

Construa sua própria história.

Dear employees and partners of Uniasselvi

“It had long since come to my attention that people of accomplishment rarely sat back and let things happen to them. They went out and happened to things”. It was inspired by this Leonardo da Vinci’s quote that we created in 2018 our Code of Conduct (the “Code”), which is a fundamental part of our “Sintonia” (In Tune) Program, with the objective of formalizing our commitment towards ethics and integrity in businesses.

Today, we also follow another quote of our patron that underpins our evolution in this journey: “Do not turn back, if you aim for the stars”. This updated version of the Code is the result of a continuous process of reflection and dialogue with our stakeholders, looking for its alignment with the changes that have taken place in society and Uniasselvi’s business environment.

We reiterate hereby the guidelines of ethics and integrity upheld by Uniasselvi in its business environment, addressing our expectations of conduct of our employees and business partners (university centers, suppliers and service providers).

The contents of this Code underpin our way of acting, supporting the mission, vision and values established by the Institution. You will find in this document the basis for making decisions in your day-to-day life, for the relationship with co-workers, students, as well as the recommended posture as an employee or partner of Uniasselvi.

Let this Code inspire us in maintaining, enhancing and disseminating good practices, behavior patterns and attitudes that have brought us here, which are already part of our daily lives and also present in Uniasselvi’s DNA.

We count on you!

Pedro Graça

1. OUR MISSION, VISION AND VALUES	5

2. PURPOSE OF THE CODE	5

3. GUIDING PRINCIPLES	6

4. RESPONSIBILITIES TOWARDS INDIVIDUALS AND UNIASSELVI	8
RESPECT FOR INDIVIDUALS	8
RELATIONSHIP WITH OUR STUDENTS	8
RELATIONSHIP WITH EMPLOYEES	9
MORAL HARASSMENT	9
SEXUAL HARASSMENT	10
ALCOHOL, DRUGS AND WEAPONS	11
FREEDOM OF ASSOCIATION	11
PRESERVING OUR IMAGE	11
CONFLICT OF INTEREST	12
GIFTS, MEALS AND ENTERTAINMENT	13
KINSHIP AND AFFECTIVE RELATIONSHIPS AMONG EMPLOYEES	14
PREMISES AND PHYSICAL RESOURCES	15
INTELLECTUAL PROPERTY	15
INFORMATION SECURITY	16

5. RESPONSIBILITIES TOWARDS THE MARKET AND OUR SHAREHOLDERS	17
RELATIONSHIP WITH COMPETITORS AND THE MARKET	17
RELATIONSHIP WITH PARTNERS (UNIVERSITY CENTERS) AND SUPPLIERS	17
PRIVILEGED AND CONFIDENTIAL INFORMATION	18
DISCLOSURE OF INFORMATION	19

6. RESPONSIBILITIES TOWARDS SOCIETY	19
LABOR PRACTICES	19
COMPLIANCE WITH LAWS, RULES AND REGULATIONS	20
BRIBERY AND FIGHT AGAINST CORRUPTION	20
RELATIONSHIP WITH PUBLIC ADMINISTRATION	20
MONEY LAUNDERING AND FINANCING OF TERRORISM	21
DONATIONS AND SPONSORSHIPS	21

RELATIONSHIP WITH THE COMMUNITY	22
RELATIONSHIP WITH THE ENVIRONMENT	22

7. CODE ENFORCEMENT	23
ETHICSCHANNEL	23
NO RETALIATIONS	24

FINAL PROVISIONS	25

1.  OUR MISSION, VISION AND VALUES

MISSION

“To be the best solution in education for the construction of its own history”.

VISION

“To be the leader in the region in which it is present, a reference in education to improve the lives of our students with cost-effectiveness and recognition from all stakeholders”.

VALUES

•	Ethics and Respect – Upholding the rules, always with transparency and respect, is the basis of our relationship with students, employees and partners.

•	Enhancing Knowledge – “Knowledge is not enough; we must know how to apply it.” We enhance knowledge as a means of inspiring and bringing people closer.

•	Teaching as a Vocation – Our professionals take pleasure in educating and contributing towards the development of our students.

•	Ownership Attitude – We think and act as owners of the business.

•	Simplicity and Collaboration – We work together as a team, with open and direct dialogue.

•	Focus on Results and Meritocracy – – Our team members evolve based on their merit in exceeding their goals and their dedication.

Make compliance with our mission, vision and values a common practice. Do you have a doubt or ethical dilemma as to what decision to make on any issue? Read and re-read our mission, vision and values; you surely will find the answers there.

2.  PURPOSE OF THE CODE

This Code has been adopted by our Board of Directors and summarizes the standards that guide our day-to-day actions. Although the guidelines contained herein encompass a wide range of specific practices and procedures, they are not exhaustive and certainly do not cover all situations where ethical decisions must be made. Therefore, the purpose of this Code is to establish guiding principles that represent the form of action and policies of Uniasselvi.

The fundamental purpose of this document is to educate every individual, including board members, employees or partners of Uniasselvi, about their duty to mindfully promote and maintain a culture of integrity and responsibility in the business environment in which we operate. Our commitment to ethical conduct must be reflected in all of the Institution’s activities, including, among others, our relationships with employees, customers, suppliers, competitors, government, shareholders and society in general.

Uniasselvi’s reputation is our greatest asset and we depend on proper maintenance of business ethics to preserve it. Failure to comply with this Code may result in application of the administrative and disciplinary measures provided for in the Institution’s bylaws and applicable legislation, and may even lead to termination of labor contracts or of commercial partnerships.

3.  GUIDING PRINCIPLES

This Code should be followed in all labor relationships, whether taking place internally or externally, and by all hierarchical levels of Uniasselvi and of our partners. Despite our best efforts, it would be impracticable for this document to address, as well as to establish a way of acting, for all circumstances or dilemmas that people may face. Therefore, we seek to present the main ethical issues in the business environment, the responsibilities of each individual and the fundamental and specific principles that must guide actions in these situations.

The fundamental guiding principles, as the name suggests, are the foundation of our responsibilities, and should be followed in any situation involving employees and partners of Uniasselvi. Such principles are as follows:

1.	Making ethical decisions in such a dynamic environment is not always easy. Dilemmas can arise suddenly and the right decision to be made is not always obvious. Therefore, getting to know the contents of this Code is essential.

2.	Uniasselvi has other documents, sometimes more detailed and specific than this Code, which should always be consulted, as applicable, such as ruling legislation, contractual clauses, internal policies and applicable regulations, among others.

3.	Some self-questions can help you get to the best course of action when you are riddled with an ethical dilemma:

o	Does this potentially violate any law, regulation, policy, guideline or contract?

o	Does this seem to be right? May it seem to be inadequate?

o	Do I have the prerogative and/or independence to make this decision?

o	Wouldn’t it be prudent to share it with or seek guidance from my manager or other areas?

o	Would this be harmful to Uniasselvi if reported in the press?

o	Would I feel comfortable explaining this to my family or co-workers?

4.	When in doubt, consult your manager, a Human Resources representative, the Compliance, Legal or Internal Audit areas.

5.	You should not disregard existence of a potential problem because you think that: “I am not involved in this situation”, “everyone does it”, “no one will know” or a similar thinking.

6.	Leaders have additional responsibilities, which are fundamental to incorporating the spirit of this Code into Uniasselvi’s daily routine:

o	Lead by example, maintaining and upholding the highest standards of conduct;

o	Maintain an atmosphere that encourages transparent, honest and two-way communication;

o	Ensure adoption of adequate measures to allow subordinates to understand and comply with this Code;

o	Never encourage or recommend the achievement of results in disregard of laws and this Code;

o	Look for help, whenever necessary, to dispel doubts about laws and this Code;

o	Promptly perform corrective actions whenever misconduct is detected;

o	Ensure that denouncements received directly by management or potential misconducts detected on a day-to-day basis are readily reported for analysis of the Internal Audit area.

You will find specific guiding principles throughout this Code wich reflects the responsibilities of each individual, considering what Uniasselvi expects from its employees and partners in specific situations grouped as follows:

•	RESPONSIBILITIES TOWARDS INDIVIDUALS AND UNIASSELVI

•	RESPONSIBILITIES TOWARDS THE MARKET AND OUR SHAREHOLDERS

•	RESPONSIBILITIES TOWARDS SOCIETY

4.   RESPONSIBILITIES TOWARDS INDIVIDUALS AND UNIASSELVI

RESPECT FOR INDIVIDUALS

We bring in our DNA the commitment to ethics and respect for our stakeholders, including our students, employees, business partners or the public in general. This is why we seek to promote a transparent, ethical, pleasant and stimulating working environment, free from any kind of discrimination and encouraging diversity, creativity and productivity.

For us, each individual has unique background and perspectives, which make us believe in the individual potential of our employees and partners, valuing diversity of backgrounds, skills, orientations and opinions. We do not allow any decisions, whether favorable or unfavorable, to be made based on skin color, gender, political and religious beliefs, school level, financial status, age, origin, sexual orientation, gender identity, marital status, language, physical/mental disabilities or limitations.

This stance reflects the history of Uniasselvi, based on respect and justice, free of abusive, illegal, immoral, disrespectful, prejudicial or discriminatory attitudes. Not accepting these attitudes makes us worthy of belonging to Uniasselvi.

RELATIONSHIP WITH OUR STUDENTS

We are pleased to educate and contribute to the development of our students, therefore, we conduct this relationship in a loyal and ethical way, delivering on our promises and serving them with respect, courtesy and promptness. In addition, we have the obligation to ensure that these stakeholders have quick and clear access to the Institution’s information. The information presented to students, whether in dialogues, advertisements or contracts, should be transparent and never misleading.

We have specific channels focused on interaction with and services to students, also such focus and the care for students should be among the points of attention of all of our employees and partners.

We are committed to legally handling our students’ personal and confidential data, to which we have access as a result of our provision of educational services.

We cannot use our positions at Uniasselvi or any of our partners to treat students with whom we have kinship or friendship ties differently. We prohibit the granting of bonuses, payments, commissions, scholarships, reversals of charges or any other kinds of benefits to students or applicants, different from those applicable to the general public.

When we talk about our academic environments, it is important to stress that all employees, whether our own or of our partners, regardless of their position, exercise significant influence over our students. Thus, our interactions with these stakeholders must always be based on a position of respect, trust and authority. We do not accept intimate or sexual approaches towards students inside or outside the academic environment, including those carried out through on-line environments.

RELATIONSHIP WITH EMPLOYEES

We fully believe that our mission, vision and values have brought us here and that our employees are the actual protagonists of this journey. We encourage a respectful, transparent and ethical relationship among the group of people employed by Uniasselvi.

We are pleased to teach and contribute to the development of individuals, therefore, we encourage self-development and training actions that contribute to the improvement and development of the skills of our employees. Believing in meritocracy and the delivery of results, we wish that our employees develop successful careers and also contribute to this. We value dialogue and interaction among the teams that form Uniasselvi.

MORAL HARASSMENT

Respect must be the cornerstone of our relationships, as well as be present in all of our interactions. We repudiate any type of harassment, inside and outside the environments of the Company and our partners. Moral harassment is configured by exposure of individuals to humiliating and embarrassing situations affecting their emotional balance, self-esteem or security.

It is important to emphasize that moral harassment does not result from an isolated fact, but is configured by the repetition of this behavior over time. It does not only happen among employees of hierarchically subordinated levels, but may also occur among peers and co-workers.

Regardless of configuration or not of moral harassment, Uniasselvi does not tolerate any kind of abuse of power, intimidation, discrimination, threats, voice rise, hostility, exposure to embarrassing situations, reprimands above the ordinary tone or in public, disqualification or isolation.

SEXUAL HARASSMENT

Sexual harassment is a crime provided for in Article 216-A of the Brazilian Criminal Code and, predominantly, it happens when aggressors, taking advantage of their superior (and not necessarily direct) hierarchical condition, constrain a victim with the intention of obtaining sexual favors. This constraint is independent of physical contact, and can occur through insinuations, explicit acts, blackmail, threat or intimidation related to the work and academic environment (e.g.: continued employment, promotions, salary increases, changing grades, granting of scholarships, etc.).

Below we provide additional clarifications on this topic:

•	Sexual harassment does not depend on hierarchical subordination/condition. A co-worker or any other employee can be recognized as an aggressor. It is enough that your conduct is repetitive and with the intention of obtaining sexual favors through the imposition of your will;

•	Also we consider sexual harassment to be configured by repeated but unrequited approach attempts that embarrass, offend or attack an individual, such as repeated invitations for lunch/dinner or meetings; frequently forwarded and unanswered messages; invasive and insistent questions about one’s personal life;

•	Since the relationship between the victim and the aggressor occurs due to work, sexual harassment is also configured if the facts occur outside the Company’s premises;

•	Sexual harassment is configured by repetitive approaches with imposition of aggressor’s will, it being fundamental that reciprocity by victim does not occur;

•	Sexual harassment is not configured by situations of non-offensive seduction, unrelated to the functions/positions held that have not yet been repealed.

Uniasselvi does not tolerate the involvement of employees or partners in any of the aforementioned acts.

ALCOHOL, DRUGS AND WEAPONS

We believe that the use of alcohol and drugs can impair the ability of individuals to act effectively and productively. Thus, we do not allow the consumption of drugs and alcoholic beverages on the Company’s premises, in its university centers or when working on a home office basis, and do not allow employees or partners under the influence of alcohol or any other drugs to stay on our premises or act on behalf of Uniasselvi.

Likewise, we do not allow the carrying of weapons of any kind on our premises. In situations where the holder has legal authorization to do so, we do not encourage their possession or handling on our premises.

FREEDOM OF ASSOCIATION

We acknowledge the importance and respect the right to freedom of association, including in trade unions, professional associations, political parties or any other established entities, provided it is exercised responsibly , ethically and respecting legal limits. In addition, Uniasselvi values the maintenance of fair and transparent relationships with all entities and associations applicable to our business.

We stress that no employee or partner has autonomy or power to represent Uniasselvi before these parties, unless it is formally appointed for such duty by our Executive Board.

PRESERVING OUR IMAGE

Uniasselvi respects and encourages freedom of expression in its various manifestations, as long as exercised with responsibility and ethics. Uniasselvi’s success is based on its image and reputation, therefore, we expect care from our employees and partners in the use of social media, such as Facebook, Instagram, LinkedIn, Twitter, blogs, newspapers, local radio or any other communication channels.

Only duly authorized employees have autonomy to express positions and make representations on behalf of the Institution, as well as to create and share information, images and comments, among others, relating to the Company. Uniasselvi has its own institutional website and social media, with official quality content of interest to our stakeholders. Thus, we encourage and value employees and partners to share these contents in a responsible and constructive way.

Our own employees and of partners are the main representatives of Uniasselvi. Sure about the existence of this awareness and spirit of collective responsibility, we expect them to preserve their (as well as our) image, behaving consistently with the values upheld by the Institution and this Code, especially when on the job and wearing uniforms bearing the Uniasselvi name.

CONFLICT OF INTEREST

“Conflict of interest” occurs when, even if apparently, a person’s personal interest has the potential of interfering with the interests of Uniasselvi, thereby impairing the capacity of a certain individual of acting impartially. These situ- ations often jeopardize loyalty to the Institution, since employees or partners face an ethical dilemma in which they are divided between their commitment to Uniasselvi and their personal, professional, family or financial interests.

Although it is not practicable to describe all situations in which conflicts of interest could arise, some examples of situations that could represent conflicts of interest are illustrated below:

a.	Take part in an external remunerated activity linked to your activity at Unias- selvi, during your working hours, that could somehow impair your professional performance or represent competition to the Institution;

b.	Work, in any capacity, for a competitor, customer or supplier while still an em- ployee of Uniasselvi;

c.	Compete with Uniasselvi for the acquisition or sale of properties, products, services or other interests;

d.	Maintain a personal interest in a transaction, other than as an employee or partner, involving Uniasselvi, a competitor, customer or supplier;

e.	Use confidential information to obtain personal advantages (or for friends and family members) in the trading of securities or for commercial purposes;

f.	Receive a loan or guarantee of an obligation as a result of the position at Uniasselvi;

g.	Channel business to a supplier or service provider belonging, managed by, or which employs a relative or a friend;

h.	Have family relationship or affair with an employee working in the same sector or directly related sectors;

i.	Accept personal benefits or for family members as a result of your position as employee, board member or director at Uniasselvi.

Uniasselvi expects that its employees, partners, directors and board mem- bers act in the best interests of the Company, avoiding situations presenting po- tential or actual conflict of their interests with those of the Institution. Situations involving conflicts of interest are not always obvious or easy to resolve, however, all the parties involved should attempt to deal with cases of conflicts of interest in an ethical manner, abiding by the principles of this Code.

GIFTS, MEALS AND ENTERTAINMENT

Decisions made while carrying out duties at Uniasselvi must have the Institution’s interest as their sole objective. In this respect, it is essential to keep ourselves vigilant to ensure that past, present or future personal benefits do not influence, even if unconsciously, these decisions.

In many cultures, gifts and invitations to events and entertainment are important for the development and strengthening of commercial relationships. However, some of them may, even if apparently, unduly influence decision making by beneficiary or give the impression of an attempt of exerting undue influence.

In order not to impair our fairness in the working environment, as well as to eliminate possible expectation of third parties of future reciprocation or advantage, we do not accept nor provide gifts, presents, bonus, meals, payment of entertainment of over R$ 100.00 (one hundred Brazilian reais) from or to suppliers, partners or applicants for a position as employee. Do not receive, do not provide gifts and do not participate in events , especially in inappropriate places, which create a conflict of interest or which may, even if apparently, influence a decision in the future.

In the specific case of costs of trips, lodging, training, events and benefits offered by suppliers or customers that, directly or indirectly, are related to functions at Uniasselvi (e.g. product promotion events, discussion forums, etc.) are subject to prior approval by the Executive Board as well as the Compliance and Internal Audit areas.

Since in most cases the receipt of gifts and entertainment configures a conflict of interest, such receipts should be kindly refused and such offering avoided. If refusal is not possible, they must be received and immediately passed on to the People and Management sector for drawing purposes.

The offering of gifts and/or entertainment invitations on behalf of Uniasselvi may only take place after duly analyzed by the Compliance area, which will consider the interest of the Institution, compliance with this Code, as well as with any Code of Ethics and Conduct of the other party.

KINSHIP AND AFFECTIVE RELATIONSHIPS AMONG EMPLOYEES

Our team is currently composed of thousands of employees and we shall grow even more! Existence of kinship or even affective relationships among co-workers is normal. However, Uniasselvi has the duty to ensure that such relationships do not impair, even if apparently, its best interest and transparency in our work environment.

The existence of family or affective relationships among employees should be timely and transparently communicated to the Compliance area and the managers involved. In addition to demonstrating the good faith of those involved, the communication is necessary so that the context be evaluated in light of potential conflicts of interest and, if required, employee reallocation.

Uniasselvi does not encourage affective or family relationships among employees in areas that control, audit or monitor activities of other areas and employees in departments served by them. Examples of these cases are the Human Resources, Compliance and Internal Audit areas.

Situations in which family or affective relationships configure potential conflicts of interest should be discussed jointly by the Investigation and Ethics Committee . These must be submitted to the Audit Committee if they involve management positions.

Uniasselvi does not allow and has the duty to take the necessary measures not to have in its work environment:

•	Interventions in the hiring, assessment or dismissal process or any other kind of favoritism involving, directly or indirectly, employees in a situation of affective or family relationship;

•	Omission of existence of affective relationship or kinship among employees belonging to the same hierarchical chain;

•	Sharing of confidential information with a family member or partner;

•	Demonstrations of affection in the work environment that may cause any kind of embarrassment to others.

PREMISES AND PHYSICAL RESOURCES

The premises, equipment and physical resources in general offered by Uniasselvi are intended to carry out our daily activities, channeled exclusively to the fulfillment of our Mission. Therefore, it is the fundamental role of each indivi- dual to be careful and zealous about all Institution’s assets, especially those for the personal use of each employee, as well as to ensure that their use is intended solely and exclusively for their intended purpose. Each individual has the duty to avoid their being stolen, destroyed or other losses and to ensure that they are not wasted, under used or used for alien purposes.

The main resources with which we should have such care include: su- pplies, administrative materials, inventories, equipment, laboratories, computers and mobile phones, among others.

We do not allow our premises (corporate offices, university centers and units) to be used to promote political or religious beliefs. We have similar expecta- tions regarding the premises of our partnering university centers.

INTELLECTUAL PROPERTY

Intellectual property consists of patents, trademarks, reproductive rights, trade secrets, web domain names, industrial designs and logos. We have the duty to protect intellectual property of Uniasselvi from misuse, theft, unauthorized sharing or use to derive personal gains.

Unauthorized use or distribution of proprietary information violates Uniasselvi’s principles of confidentiality. The protection of this information plays an important role in sustaining continuous growth and improvement of our Institution and our products. The lack or failure of this protection may impair our capacity to operate effectively and efficiently in the market. In this respect, it is prohibited for our employees and partners to copy, transmit or disclose studies, methodologies, spreadsheets, presentations, models or any kind of knowledge of confidential nature, developed in-house, without prior request and approval of the Executive Board involved.

Likewise, we expect, especially from those involved in the production of our contents, full compliance with the rules and regulations disciplining intellectual property of books, texts, images and other products protected by third party copyright.

INFORMATION SECURITY

Following the same principles established for the protection and use of physical assets and resources, the operational and financial systems, electronic mail and other means of access to information and communication are provided by Uniasselvi in order to be exclusively used for professional purposes and only by its authorized persons.

All of us who deal with personal data of employees, customers or third parties assume a big responsibility. We must carefully and responsibly treat personal data to which we have access for the performance of our duties, respecting the privacy of all of these parties. The loss or misuse of personal data may have serious consequences for Uniasselvi, as well as for the individuals involved. For this reason, the commitment of everyone to effective protection of such data, as well as to the use thereof only for legitimate purposes, is extremely important.

In addition, the Institution establishes logical controls over the use of our technological environment and tools, the main of which is the use of strong personal and not transferrable passwords. Individuals are responsible for ensuring correct use of logical accesses granted to them. Do not share your passwords under no circumstances.

Uniasselvi reserves the right to monitor, analyze and control logical access to its technological environment, regardless of job position of the accessing person, if deemed appropriate, in order to check proper use of the tools provided by it.

5.   RESPONSIBILITIES TOWARDS THE MARKET AND OUR SHAREHOLDERS

RELATIONSHIP WITH COMPETITORS AND THE MARKET

Uniasselvi upholds loyal competition and no participation in business that is harmful to consumers, public administration or the society. We do not allow the exchange of information or contact among our employees/partners and our competitors, in order to address issues that may influence: the market, price of products and services, commercial conditions, market intelligence, geographic aspects of our operations and expansion plans, among others.

We do not participate or allow our employees and partners to engage, on behalf of Uniasselvi, in agreements for market sharing, setting prices charged, bogus offers or any other agreements infringing laws and free competition practices.

Likewise, Uniasselvi does not interfere with the pricing process of our competitors and does not transmit their data and information that are not of public knowledge.

We do not tolerate actions that restrict free competition in the locations where we operate, whether of our own or third parties, directly or indirectly. Besides being unethical, such acts infringe the laws of free competition and may cause losses for the individuals involved and the Institution.

RELATIONSHIP WITH PARTNERS (UNIVERSITY CENTERS) AND SUPPLIERS

Uniasselvi envisages in this Code an opportunity to reiterate to our business partners, suppliers and service providers the availability of an important channel of communication with our Institution that goes beyond commercial and technical discussions, but also includes ethical, social and environmental aspects that are important to building a healthy and transparent business environment.

Together with our employees, Uniasselvi believes that owners, managers and employees from partnering university centers, suppliers and service providers play a key role in building the successful history of our Institution. The cause and consequence of this is the fact that we maintain a relationship with them based on transparency, ethical, legal and fair conducts in good faith. Our negotiations must be based on the truth, partnering and cooperation, seeking solutions and continuing improvement of our materials, services, sustainable business environment as well as the fulfillment of Uniasselvi’s Mission.

Uniasselvi upholds impartial development and selection of partners, suppliers and service providers, taking into account objective, technical, professional and ethical criteria as well as the fulfillment of legal, labor and environmental requirements.

Although we do not interfere with aspects that go beyond those provided for in contracts that guide commercial relations between the Institution and our partners, suppliers and service providers, Uniasselvi expects and considers it fundamental that they adopt similar conducts, aligned with the provisions of this Code, as well as the fulfillment of all legal requirements related to health and safety, labor and the environment.

PRIVILEGED AND CONFIDENTIAL INFORMATION

We prohibit the disclosure of Uniasselvi’s confidential information, especially that with the potential to influence the price of securities associated with the Institution. Non-public information should be considered privileged and should never, under no circumstances, be used for personal gain, of family members, friends or any other parties.

The use of privileged information for personal benefit or that of someone close, directly or indirectly, as well as advising others to obtain gains are strictly forbidden and configure crimes depending on the situation.

Uniasselvi ensures that information classified as confidential is treated appropriately and expects similar behavior from each individual that makes up the Institution. Only use confidential or privileged information to fulfill your professional responsibilities in accordance with the Institution’s guidelines.

DISCLOSURE OF INFORMATION

Uniasselvi has the responsibility to communicate effectively with its stakeholders, so that they receive relevant, complete and accurate information mainly on financial, operational, environmental and legal aspects of the Institution.

We maintain adequate accounting and internal control systems, in order to ensure accuracy and completeness of the Institution’s financial position and statements of income. Our accounting documents and records, created by us or under our responsibility , are prepared in accordance with applicable accounting principles and legal provisions and disclosed to the market and regulatory bodies in a complete, accurate, understandable and timely manner. Such statements are periodically submitted to the independent auditors and the competent regulatory bodies within the established deadlines.

We monitor the effectiveness of internal controls over our activities and we have an independent internal audit area, therefore we are compliant with the best corporate governance practices and applicable legal requirements.

6.   RESPONSIBILITIES TOWARDS SOCIETY

LABOR PRACTICES

We are committed to providing a pleasant and respectful environment in which to work, free from any form of discrimination and with fair treatment to all employees. We always make our decisions based on Uniasselvi’s Mission, Vision and Values, thus enabling continuous development of our employees and, at the same time, building a successful history. We also offer a safe, healthy work environment, free from risk exposure and that contributes to the full development of our employees’ activities. We are fully aware of our legal and moral obligation to comply with labor laws in any situation, which is why Uniasselvi and our partners do not admit illegal labor practices, forced, slave or child labor.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

We at Uniasselvi are strongly committed to the conduction of our business with honesty, integrity, transparence and in full compliance with applicable laws, rules and regulations. Such a stance and attitude is expected from each of our employees, officers, directors and business partners, as such, they should not get involved, under no circumstances, in the practice, guidance and /or consent for the perpetration of noncompliant, illegal or unethical acts.

BRIBERY AND FIGHT AGAINST CORRUPTION

Fighting corruption is one of the biggest challenges in Brazil and Uniasselvi is truly committed to this fight. We condemn and do not tolerate any form of bribery or corruption, to a major or minor extent, in government or the private sector, whether perpetrated by us or third parties. Nor do we admit that third parties carry any acts of this nature on behalf or for the benefit of Uniasselvi.

RELATIONSHIP WITH PUBLIC ADMINISTRATION

We do not encourage or allow, in no circumstances, getting any kind of undue advantage from the public administration and government agents.

“Public Administration” is construed to be the entire structure and organization of the public branch, that is, the Federal Government, state government, municipal government, government agencies, state-owned companies and government agents. In turn, government agent is considered to be (in the domestic or foreign environment) any public servant, leader of a political party, person in a diplomatic position, in an international organization or employee from a company controlled by a public entity.

Even if there is no materialization of any advantage (whether personal, for third parties or the Institution), the simple attempt to obtain it can configure an act of corruption. In this respect, any promise, offer or delivery, directly or indirectly, of money or other benefits (gifts, trips, meals, scholarships, discounts, payment authorizations, favors and hospitality) are considered an act of corruption perpetrated to influence, obtain or reward any illicit advantage.

All board members, employees, partners and/or third parties acting on behalf of Uniasselvi are responsible for ensuring that their actions abide by the laws, this Code and other internal policies disciplining the matter.

MONEY LAUNDERING AND FINANCING OF TERRORISM

As part of our commitment to maintaining a transparent and principled business environment, Uniasselvi does not engage in money laundering and terrorist financing practices.

Money laundering is the practice of disguising the property or source of funds obtained illegally through a series of transactions to “untaint” these funds in such a way that they appear to come from lawful activities. The financing of terrorism, in turn, is configured by financial support, by any means, to terrorism or to those who encourage, plan or commit acts of terrorism.

We adopt internal measures and policies in order to mitigate the possibility of operations, premises, products and services of Uniasselvi being used for such purposes. Any suspicious activity in this regard should be reported to the Compliance or Internal Audit areas.

DONATIONS AND SPONSORSHIPS

Donations are contributions made voluntarily, without the expectation of any return or consideration. Any different construction about this matter may have tax and administrative consequences for Uniasselvi.

Sponsorship, in turn, is configured by a contribution associated with a consideration to the Institution and, generally, it has an advertising (promotion of the brand, initiatives, materials or courses) or social (promotion of research, education, culture, sports or social programs) nature.

Donations and sponsorships are important to the fulfillment of our social commitment and the pursuit of our corporate interests. Before taking place, they must be carefully examined in order to determine whether they promote legitimate objectives of the Institution and strengthen our brand and our social commitments, in full compliance with legal requirements.

Donations or Sponsorships involving public administration agencies and agents should be submitted to the Board of Directors for approval.

RELATIONSHIP WITH THE COMMUNITY

Uniasselvi seeks to improve the lives of students, their families, the community in which we operate and be recognized for this. We are committed to sustainable development of Brazil and continuously look for practical ways of contributing to the improvement of the life conditions of people in our closer communities.

The Institution encourages each individual, including our students, to remain vigilant about the issue, aiming to identify situations in which Uniasselvi can contribute to social development of the communities where we operate, thus contributing to the fulfillment of our Mission.

RELATIONSHIP WITH THE ENVIRONMENT

We are committed to sustainable development of our operations, respecting and protecting the environment, the health and safety of those involved and those around us. We must seek to comply with environmental laws, offering a safe and healthy working environment, avoiding harmful impacts to the environment.

We continuously endeavor to improve measures aimed at minimizing the impact of our activities on the environment, such as consumption of energy, raw materials and waste disposal.

7.   CODE ENFORCEMENT

ETHICS CHANNEL

Situations that may involve an ethical violation, of laws, rules, regulations or of this Code are not always obvious and may require exercise of judgment and decision making that, at times, are not easy. For this reason, if you identify or suspect any misconduct involving Uniasselvi or our partners, please contact the Ethics Channel through the link available in the Institutional section on our website https:// portal.uniasselvi.com.br/.

Since we bring in our DNA the commitment to ethics and integrity, this channel is available to the public, whether internal or external, operating mainly based on the cornerstones of confidentiality of reported information and related whistleblowers, the receipt of reports by an independent company, investigation carried out by the Internal Audit area, which acts independently, and our commitment to not retaliate against those who make denunciations in good faith.

Not only does Uniasselvi encourage but actually reiterates that it is the duty of every individual truly committed to Institution to report any practices that may involve potential breaches of this Code or that are not in compliance with applicable legislation and internal policies.

We recriminate the use of the Channel for making denunciations that do not convey a genuine concern, in bad faith or containing false and/or malicious statements

INVESTIGATION OF DENUNCIATIONS AND APPLICATION OF ADMINISTRATIVE AND DISCIPLINARY MEASURES

Uniasselvi undertakes to investigate all denunciations received through the Ethics Channel or other means, with independence, caution and responsibility, in a fair and impartial manner, and to adopt administrative, disciplinary and/or legal measures, as applicable.

The Internal Audit area is responsible for investigating any misconducts and non-compliance with this Code, other internal regulations or laws. The conclusions of the investigations are presented to the Institution’s Ethics and Investigation Committee, composed of the CEO, People Management Executive Board, Legal, Compliance and Internal Audit areas. This collegiate committee shall decide about the administrative and disciplinary measures applicable to each case, which may include labor contract termination in the case of employees, and termination of partnership, supply or service agreements, in the case of third parties.

The Investigation and Ethics Committee has the primary authority and responsibility for enforcing this Code, subject to the supervision of the Audit Committee, to which it periodically reports the main denunciations, measures taken and related action plans. In addition, the Audit Committee is responsible for supervising any denunciations involving the members of the Investigation and Ethics Committee and the Institution’s Executive Board.

NO RETALIATIONS

Uniasselvi strongly condemns any and all forms of retaliation against persons who have made denouncements (“whistleblowers”) in good faith and responsibly, even when they are eventually confirmed to be unfounded. Aggrieved parties or that witness or have knowledge of acts of retaliation, whether concealed or not, please feel free to contact our Ethics Channel, using the protocol code already provided by the tools, or the Internal Audit area.

8. EXEMPTIONS AND REVIEWS

Any exemptions (including any constructive exemptions) from the provisions of this Code for board members or directors shall be approved by the Board of Directors and disclosed to the shareholders of Uniasselvi in the annual report of the company in Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC). Any exemptions from this Code for other employees or partners may only be granted with the approval from Uniasselvi’s Ethics Committee.

The Board of Directors shall review this Code periodically and make any necessary amendments thereto, which shall be disclosed in the Form 20-F.

FINAL PROVISIONS

Uniasselvi firmly believes that all of our employees, directors, board members and business partners are aware of their individual duty to follow the provisions of this Code. This document shall be strictly and equally applied to all people subject to it and any noncompliance therewith must be treated accordingly. Those subject to laws, regulations and/or legal procedures shall be promptly reported to the appropriate government authorities, as applicable.

As mentioned throughout this document, situations involving potential breaches of ethical behavior, the laws, rules, regulations or this Code are not always clear and may require the exercise of judgment or making difficult decisions. We reiterate that is the duty of every employee, partner or board member committed to Uniasselvi to promptly report any suspected violations using the Ethics Channel or, at their discretion, directly to the Internal Audit area. Worry-free communications, without fear of reprisals or retaliation, are vital for achieving the purpose of this Code.

The Board of Directors shall provide the necessary resources to enable the Investigation and Ethics Committee to establish the reasonably necessary procedures for creating and maintaining a culture of transparency and integrity in business, thus fostering compliance with this Code.

Finally, nothing in this code shall be construed as intended to prohibit or restrict any employee, partner or board member from disclosing, reporting violations or cooperating with government agencies and entities and self-regulating organizations in this regard, as such, they may do it even without a corresponding communication to Uniasselvi, if they deem it applicable.